UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           FPIC Insurance Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    302563101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-2(c)
[ ] Rule 13d-1(d)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   302563101                        13G              Page 2 of 5 Pages


1. NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    NWQ Investment Management Company, LLC
            47-0875103

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                        (b)

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF                5.  SOLE VOTING POWER                   289,585
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER              289,585
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     289,585
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        3.0%

12. TYPE OF REPORTING PERSON*


     IA

Cusip No.   302563101                         13G             Page 3 of 5 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
         FPIC Insurance Group, Inc.

   (b) Address of Issuer's Principal Executive Offices:

         225 Water Street, Suite 1400
         Jacksonville, FL  32202


2. (a)  Name of Person Filing:
         NWQ Investment Management Company, LLC


   (b) Address of Principal Business Office for Each of the Above:

         2049 Century Park East, 4th Floor
         Los Angeles, CA  90067


   (c)  Citizenship:

          USA

   (d) Title of Class of Securities:

          Common

   (e)   CUSIP Number:

          302563101


3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or 13d-2(c). The person filing is a:

           Investment Adviser

4. Ownership:
   (a) Amount Beneficially Owned: 289,585 (b) Percent of Class: 3.0% (c) Number of shares as to which such person has:
         (i) sole power to vote or to direct the vote                  289,585
        (ii) shared power to vote or to direct the vote
       (iii) sole power to dispose or to direct the disposition of     289,585
        (iv) shared power to dispose or to direct the disposition of


5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

6.  Ownership of More than Five Percent on Behalf of Another Person:


7.  Subsidiary

Cusip No.  302563101             13G                     Page 4 of 5 Pages



8.  Identification and Classification of Members of the Group:


9.  Notice of Dissolution of Group:


10. Certification:



   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 25, 2004


                                           -----------------------
                                           Jon D. Bosse, CFA
                                           Chief Investment Officer &
                                           Managing Director

Cusip No.   302563101                 13G                    Page 5 of 5 Pages


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTERNATIONAL MISSATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)